UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No. )*

Krispy Kreme, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

50101L106

(CUSIP Number)

Mary Ann Todd

BDT Capital Partners, LLC

401 N. Michigan Avenue, Suite 3100

Chicago, Illinois 60611

(312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50101L106

(1)	Name of reporting persons BDT Capital Partners, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 14,032,548 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 14,032,548 shares

(11)	Aggregate amount beneficially owned by each reporting person 14,032,548 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.6% (1)
(14)	Type of reporting person OO, IA

(1)

The percentage ownership is based upon 163,595,515 shares of Common Stock issued and outstanding, as set forth in the Prospectus filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, by Krispy Kreme, Inc. with the United States Securities and Exchange Commission on July 2, 2021.

CUSIP No. 50101L106

(1)	Name of reporting persons Beech Shares Holdings, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO, WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 14,032,548 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 14,032,548 shares

(11)	Aggregate amount beneficially owned by each reporting person 14,032,548 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.6% (2)
(14)	Type of reporting person OO

(2)	See footnote 1 above.

CUSIP No. 50101L106

(1)	Name of reporting persons BDTCP GP II-A, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 14,032,548 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 14,032,548 shares

(11)	Aggregate amount beneficially owned by each reporting person 14,032,548 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.6% (3)
(14)	Type of reporting person PN

(3)	See footnote 1 above.

CUSIP No. 50101L106

(1)	Name of reporting persons BDTGP GP II, Co.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 14,032,548 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 14,032,548 shares

(11)	Aggregate amount beneficially owned by each reporting person 14,032,548 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.6% (4)
(14)	Type of reporting person CO

(4)	See footnote 1 above.

CUSIP No. 50101L106

(1)	Name of reporting persons BDTCP Investments 2018, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO, WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 257,232 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 257,232 shares

(11)	Aggregate amount beneficially owned by each reporting person 257,232 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.2% (5)
(14)	Type of reporting person OO

(5)	See footnote 1 above.

CUSIP No. 50101L106

(1)	Name of reporting persons BDT & Company Holdings, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 257,232 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 257,232 shares

(11)	Aggregate amount beneficially owned by each reporting person 257,232 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.2% (6)
(14)	Type of reporting person PN

(6)	See footnote 1 above.

CUSIP No. 50101L106

(1)	Name of reporting persons BDTP GP, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 14,289,780 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 14,289,780 shares

(11)	Aggregate amount beneficially owned by each reporting person 14,289,780 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.7% (7)
(14)	Type of reporting person OO

(7)	See footnote 1 above.

CUSIP No. 50101L106

(1)	Name of reporting persons Byron D. Trott
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 14,289,780 shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 14,289,780 shares

(11)	Aggregate amount beneficially owned by each reporting person 14,289,780 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.7% (8)
(14)	Type of reporting person IN

(8)	See footnote 1 above.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Krispy Kreme, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2116 Hawkins Street, Charlotte, North Carolina 28203.

Item 2. Identity and Background.

(a) This statement is being filed jointly by (i) Beech Shares Holdings, LLC, a Delaware limited liability company (“Investor”), (ii) BDTCP GP II-A, L.P., a Delaware limited partnership that is the manager of Investor (“BDTCP GP II-A”), (iii) BDTGP GP II, Co., a Cayman Islands exempted company that is the general partner of BDTCP GP II-A (“BDTGP II Co.”), (iv) BDT Capital Partners, LLC, a Delaware limited liability company that is the sole member of BDTGP II Co. (“BDT CP”), (v) BDTCP Investments 2018, LLC, a Delaware limited liability company (“Investments 2018”), (vi) BDT& Company Holdings, L.P., a Delaware limited partnership that is the sole member of Investments 2018 (“Holdings”), (vii) BDTP GP, LLC, a Delaware limited liability company that is the managing member of BDT CP and the general partner of Holdings (“BDTP”), and (vi) Byron D. Trott, who is the sole member of BDTP. Investor, BDTCP GP II-A, BDTGP II Co., BDT CP, Investments 2018, Holdings, BDTP and Mr. Trott are collectively referred to as the “Reporting Persons.” Mr. Trott is the sole director and executive officer of BDTGP II Co.

(b) The principal office of each of the Reporting Persons is 401 North Michigan Avenue, Suite 3100, Chicago, Illinois 60611.

(c) The principal occupation of Mr. Trott is Founder, Chairman and CEO of BDT CP. The principal business of each of the other Reporting Persons is investing.

(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Trott is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Investor acquired its shares as part of the redemption transaction described in Item 4. The securities that eventually became these shares were originally acquired with cash. Investments 2018 acquired its shares as part of the reorganization described in Item 4. The securities that eventually became these shares were originally acquired with cash.

Item 4. Purpose of Transaction.

On July 6, 2021, Investor entered into an agreement (the “Redemption Agreement”) with KK G.P. (“KK GP”) and JAB Holdings B.V., pursuant to which KK GP distributed 14,032,548 shares of Common Stock (the “Investor Shares”) to Investor as partial consideration for the redemption of its approximately 11.25% interest in KK GP. Investor also received $51,455,103 in cash. The 46,765 shares of Krispy Kreme Holdings, Inc. held by Investments 2018 became 257,232 shares of Common Stock (the “Investments 2018 Shares,” and together with the Investor Shares, the “Shares”) as part of the Company’s reorganization in advance of its initial public offering.

Investor is subject to a lock-up with respect to the Shares for the next six months. The foregoing description of the Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the form of such agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Investor and Investments 2018 intend to hold the Shares for investment purposes. However, they intend to closely monitor the Company’s performance and may modify their plans in the future, and may elect to acquire additional shares of Common Stock and/or dispose of the Shares currently held, or any shares of Common Stock hereafter acquired, depending on their evaluation of various factors. Henry Yeagley, a managing director of BDT CP, serves as a director of the Company.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Investor beneficially owns 14,032,548 shares of Common Stock, and Investments 2018 beneficially owns 257,232 shares of Common Stock, which represent 8.6% and 0.2%, respectively, of the issued and outstanding shares of Common Stock, as set forth in the Prospectus filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, by the Company with the United States Securities and Exchange Commission on July 2, 2021.

By virtue of the relationships described under Item 2 of the Schedule 13D, each of Mr. Trott, BDTP, BDT CP, BDTGP II Co., BDTCP GP II-A and Investor may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the Investor Shares, and each of Mr. Trott, BDTP, Holdings and Investments 2018 may be deemed to share the power to vote or dispose, or to direct the voting or disposition of, the Investments 2018 Shares.

Each of the Reporting Persons disclaims membership in a group with each other Reporting Person. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, all of the Reporting Persons other than Investor with respect to the Investor Shares, and all of the Reporting Persons other than Investments 2018 with respect to the Investments 2018 Shares, disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c) Except for the transaction pursuant to the Redemption Agreement described herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

(d) Except as stated elsewhere in this Item 5 or in Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the transaction referred to in Item 4 above, Investor entered into the Redemption Agreement with KK GP, in substantially the form attached hereto as Exhibit 1, which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Form of Redemption Agreement.*

2.	Joint Filing Agreement.

* Exhibit 2 to the Schedule 13D filed July 16, 2021 by JAB Indulgence B.V. and others reporting the beneficial ownership of the Company’s shares of Common Stock, is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2021

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chairman and Chief Executive Officer

BEECH SHARES HOLDINGS, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTCP GP II-A, L.P.

By:	BDTCP GP II, Co.
Its:	General Partner

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTCP GP II, Co.

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTCP INVESTMENTS 2018, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDT & COMPANY HOLDINGS, L.P.

By:	BDTP GP, LLC
Its:	General Partner

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTP GP, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BYRON D. TROTT

/s/ Byron D. Trott